Delisting Determination, The Nasdaq Stock Market, LLC,
December 17, 2019, Greenland Technologies Holding Corporation. The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the warrant of Greenland Technologies Holding Corporation (the Company), effective at the opening of the trading session on December 27, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2. The Company was notified of the Staffs determination on November 8, 2019. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company warrant became final on November 19, 2019.